VIA EDGAR

October 22, 2008

Mr. Christian Sandoe

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Sandoe:

This letter responds to the comments on (i) Post-Effective Amendment No. 44 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch-1st Source Income Fund (the “Income Fund”), Wasatch-1st Source Income Equity Fund (the “Income Equity Fund”) and Wasatch-1st Source Long/Short Fund (the “Long/Short Fund” and, together with the Income Fund and the Income Equity Fund, the “Funds”) and (ii) Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 with respect to a proposed reorganization in which (i) the Income Fund will acquire all of the assets of the 1st Source Monogram Income Fund, a series of The Coventry Group, in exchange for shares of the Income Fund and the assumption by the Income Fund of the liabilities of the 1st Source Monogram Income Fund, (ii) the Income Equity Fund, a series of the Company, will acquire all of the assets of the 1st Source Monogram Income Equity Fund, a series of The Coventry Group, in exchange for shares of the Income Equity Fund and the assumption by the Income Equity Fund of the liabilities of the 1st Source Monogram Income Equity Fund and (iii) the Long/Short Fund, a series of the Company, will acquire all of the assets of the 1 st Source Monogram Long/Short Fund, a series of The Coventry Group, in exchange for shares of the Long/Short Fund and the assumption by the Long/Short Fund of the liabilities of the 1st Source Monogram Long/Short Fund that were provided to me by telephone on Friday, October 17, 2008.

Form N-1A

1. SEC Comment: Please provide the anticipated maturity and duration of the Income Fund in its prospectus.

Response: Wasatch Advisors, Inc. (the “Advisor”), the investment adviser for the Income Fund, expects that the Income Fund will have a maturity of 3 1/2 years to 5 years and a duration of 2 1/2 years to 4 1/2 years. The following sentence will be added at the end of the section in the Income Fund’s prospectus entitled “Principal Strategies”:

It is anticipated that the Income Fund will have a maturity of 3 1/2 years to 5 years and a duration of 2 1/2 years to 4 1/2 years.

2. SEC Comment: For the Income Fund, the first risk listed under the “Principal Risks” section is “Stock Market Risk”, which describes the risk of changes in the value of equity securities. Since the Income Fund is not an equity fund, please move such risk disclosure to a less prominent position in the list of “Principal Risks”.

Response: The Advisor has reviewed the language relating to stock market risk and has determined that stock market risk relating to equities is not a principal risk for the Income Fund because the Income Fund will invest only on a limited basis, if at all, in equity securities. Therefore, the Advisor has decided to remove disclosure relating to stock market risk from the Prospectus. The Advisor has determined, however, that the values of the Income Fund’s fixed income securities are subject to market volatility. Accordingly, the paragraph of Income Fund’s prospectus formerly entitled “Principal Risks-Stock Market Risk” has been restated as follows:

Market Risk. Volatile financial markets can expose the Fund to greater market risk. The value of the securities in which the Fund invests may decline in response to developments affecting general economic conditions. Price changes may be temporary or last for extended periods.

3. SEC Comment: Please specify if the Income Fund’s investment in equities is equity or growth oriented.

Response: As stated in the response to question #2 above, investing in equity securities is not a strategy of the Income Fund. Therefore, it will have neither a value strategy nor a growth strategy with respect to equity securities.

4. SEC Comment: In the section entitled “Principal Risks” in the prospectus for the Income Fund there is no disclosure relating to income risk. Please include such disclosure.

Response: The following paragraph has been added to the “Principal Risk” section of the prospectus:

Income risk. Income risk refers to the risk that the income from the Fund’s portfolio will decline because of falling market interest rates. This can result when the Fund invests the proceeds from new share sales, or from matured or called bonds, at market interest rates that are below a portfolio’s current earnings rate.

5. SEC Comment: The section entitled “Principal Risks” in the prospectus for the Income Fund contains discussions of the risks associated with investments in derivatives and credit default swaps. Please add a discussion of counterparty risk to the paragraphs of such section entitled “Derivatives Risk” and “Credit Default Swaps Risk”.

Response: The Income Fund’s prospectus will be amended to describe counterparty risk with respect to investments in derivatives and credit swap agreements.

The following sentence will be added at the end of the paragraph entitle “Derivatives Risk” in the section of the Income Fund’s prospectus entitled “Principal Risks”:

Another risk of derivatives is counterparty risk - the risk that the counterparty to a derivative transaction will not perform its obligations - which could leave the Fund worse off than if it had not entered into the position.

The following sentence will be added at the end of the paragraph entitled “Credit Default Swap Risk” in the section of the Income Fund’s prospectus entitled “Principal Risks”:

Swaps are subject to counterpart risk. The Fund bears the loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement.

6. SEC Comment: Please consider whether the Income Fund has exposure to subprime mortgages to the extent that would warrant a disclosure of the risks of investments in subprime mortgages given current market conditions.

Response: The Income Fund has very limited indirect exposure to subprime mortgages and, therefore, the Advisor does not believe that the addition of a disclosure of the risks of investments in subprime mortgages is warranted in the Income Fund’s prospectus.

7. SEC Comment: The Funds are shell funds into which will be merged corresponding funds that are currently series of the Coventry Group (the “Coventry Funds”). The Fund’s prospectuses state that the Funds have not yet commenced operations and therefore have no historical performance information or financial information to present in their prospectuses. Please include in the prospectus for each Fund the historic performance information and financial information for the corresponding Coventry Fund.

Response: As I stated to you in my telephone conversation with you on Monday, October 20, 2008, the Advisor does not believe that it is appropriate to include in the “Historical Performance” section of a registration statement for a registrant the historical performance information for a series that is not a part of the registrant, or to include in a fund’s prospectus the financial statements for a series that is not a part of the registrant. We agreed on our telephone call that the Registrant will include such information in its prospectus through a Rule 485(b) filing made promptly after the merger of the corresponding Coventry Funds with and into the Funds.

8. SEC Comment: Please move the section in the prospectus of each Fund entitled “Additional Information about the Fund” behind the section entitled “Fees and Expenses”.

Response: The change will be made as requested.

9. SEC Comment: The tables in the Funds’ prospectuses under the heading “Fees and Expenses-Annual Fund Operating Expenses” are arranged horizontally. Please consider presenting the information contained therein vertically.

Response: In order to conserve space, the information in such tables will continue to be presented horizontally.

10. SEC Comment: Under the paragraph entitled “Involuntary Redemptions” in the section entitled “Wasatch Funds-Account Policies” in the Funds’ prospectuses, it is stated that the Funds reserve the right to redeem shares held in an account if the balance falls below $500, but notes that a shareholder will be given at least 60 days’ notice before involuntary redemptions are made to allow the shareholder to restore the account to the minimum account balance and thus prevent involuntary redemptions. This right of restoration is not available if a Fund is closed to exiting shareholders. Please confirm that this position is consistent with applicable no-action letters.

Response: The Advisor has reviewed the Funds’ policies with respect to involuntary redemptions and concluded that in the event that shareholder’s account falls below the investment minimum for reasons other than a decline in assets due to market fluctuations the shareholder will be allowed to restore the account to the minimum investment amount even if the Fund is closed to existing shareholders. Accordingly, the last sentence of the paragraph entitled “Involuntary Redemptions” in the section of the Funds’ prospectuses entitled “Wasatch Funds – Account Policies” has been amended to remove the clause “provided the Fund is not closed to existing shareholders.” The last two sentences of such paragraph now read as follows:

Shareholders will be given at least 60 days’ written notice before involuntary redemptions are made. Shareholders can prevent involuntary redemptions by restoring the account to the minimum investment amount during the 60 days.

11. SEC Comment: The Registrant has included its Privacy Policy in its registration statement but has marked the Privacy Policy with a legend stating “Not part of the prospectus”. Please remove the Privacy Policy from the registration statement filing.

Response: The change will be made as requested.

12. SEC Comment: Under the section entitled “Investment Objectives” in the prospectus for the Income Equity Fund, the Fund’s investment objective is “to seek capital appreciation with current income as a secondary objective”. Please consider changing the Income Equity Fund’s investment objective to seek current income with capital appreciation as a secondary objective.

Response: The Income Equity Fund will primarily invest in equity securities, which principally provide opportunities for capital appreciation. The Income Equity Fund will typically invest in equity securities that pay above average dividends or interest, thus adding an income component to the Fund, albeit in a secondary role. Accordingly, the Advisor believes that the Income Equity Fund’s investment objective is accurate as stated.

13. SEC Comment: Under the sub-section entitled “Principal Strategies” in the section entitled “Summary–Investment Objectives, Principal Strategies and Principal Risks” in the prospectus for the Income Equity Fund, the Fund typically invests in securities of companies with market capitalizations of at least $100 million at the time of purchase. Please further describe the Income Equity Fund’s market capitalization strategy.

Response: The Income Equity Fund has no market capitalization strategy other than as stated. The Fund neither attempts to maintain an average market capitalization nor does it limit the market capitalization of the companies in which it invests.

14. SEC Comment: The second paragraph of the sub-section entitled “Principal Strategies” in the section entitled “Summary–Investment Objectives, Principal Strategies and Principal Risks” in the prospectus for the Income Equity Fund states that, under normal conditions, the Fund will invest at least 80% of the Fund’s assets in equity securities and securities convertible into common stocks. Rule 35d-1 promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”), requires a fund with a name suggesting that the fund focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please address why the Fund does not adopt a policy that it will invest at least 80% of its net assets in common stock and securities convertible into common stocks which will produce income?

Response: In the adopting release for Rule 35d-1 under the 1940 Act, the SEC distinguishes between fund names that incorporate terms that connote types of investment strategies as opposed to types of investments. The Advisor does not believe that the Income Equity Fund’s name connotes a type of investment, but rather reflects the Fund’s strategy of investing in equity securities that may yield above average dividends or interest income. We refer you to the response to Question #9 in the Securities and Exchange Commission release entitled “Frequently Asked Question about Rule 35d-1 (Investment Company Names)” which addresses the application of Rule 35d-1 to a fund that uses the term “income” in its name. The Advisor does not believe that the Income Equity’s name would cause a reasonable investor to conclude that the Fund invests in strategies or investments that are inconsistent with its stated strategies and investments.

15. SEC Comment: The sub-section entitled “Principal Risks-”Stock Market Risk” in the section entitled “Summary–Investment Objectives, Principal Strategies and Principal Risks” in the prospectus for the Long/Short Fund states that “The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies . . .” Please disclose that while the values of long securities may decline in such circumstances, the values of short positions may increase.

Response: The first sentence of the paragraph entitled “Stock Market Risk” will be amended as follows:

The value of the long equity securities in which the Fund invests may decline in response to adverse developments affecting individual companies, industries and/or general economic conditions, although the value of short securities may rise in such circumstances.

16. SEC Comment: The second sentence of the sub-section entitled “Principal Risks-”Stock Market Risk” in the section entitled “Summary–Investment Objectives, Principal Strategies and Principal Risks” in the Long/Short Fund’s prospectus states “The Fund’s results will suffer both when there is a general stock market advance and the fund holds significant ‘short’ equity positions, or when there is a general stock market decline when the Fund holds significant ‘long’ equity positions”. Please clarify whether the Fund will be operated as a fund that primarily holds long position, primarily holds short positions or is “market neutral”.

Response: The Long/Short Fund will not be managed as a “market neutral” fund and will generally be in either a net long position or a net short position, based on the Advisor’s opinion of the best opportunities, whether long or short, to take advantage of market misperceptions of the value of particular companies. The following sentence will be added at the end of the second paragraph under “Principal Strategies”:

The Fund may at any time have either a net long exposure or a net short exposure to the equity markets and the Fund will not be managed to maintain either a net long or net short market exposure.

17. SEC Comment: Under the sub-section entitled “Principal Risks” in the section entitled “Summary–Investment Objectives, Principal Strategies and Principal Risks” in the prospectus for the Long/Short Fund there is a risk for sector weightings. Please include a discussion in the “Principal Strategies” section of that prospectus of the Fund’s policy with respect to sector weightings.

Response: The Advisor wishes to point out that in the section entitled “Principal Strategies” of the Long/Short Fund’s prospectus, there is the statement that “The Fund may invest a large percentage of its assets in a few sectors”. The Advisor feels that in light of this investment strategy the Fund should disclose in the Fund’s prospectus a discussion of the risks posed by investments in a limited number of sectors.

18. SEC Comment: Under the section entitled “Principal Risks-Who Should Invest” in the prospectus for the Long/Short Fund the first sentence states “The Fund is best suited for long-term investors who can tolerate the greater risks and volatility that are inherent with investments in mid- to large-cap value stocks.” Please revise the disclosure to also refer to the risks inherent in investments in small-cap stocks.

Response: As requested, the first sentence of that section will now read as follows:

The Fund is best suited for long-term investors who can tolerate the greater risks and volatility that are inherent with investments in small-, mid- and large-cap value stocks.

19. SEC Comment: Under the section entitled “Fees and Expenses-Annual Fund Operating Expenses” in the prospectus for the Long/Short Fund, please include a line item under “Other Expenses” for dividend expense on short sales.

Response: The table of shareholder fees has been amended and reads as follows:

ANNUAL FUND OPERATING EXPENSES3 (deducted from the Fund’s assets)

	Management Fee	Distribution (12b-1) Fee	Other Expenses	Dividend Expense on Short Sales	Acquired Fund Fees and Expenses[4]	Total Annual Fund Operating Expenses	Less Contractual Fee Waiver	Net Expenses
Income Equity Fund	0.90%	None	0.17%	—	0.07%	1.14%	0.00%	1.14%
Long/Short Fund	1.10%	None	0.26%	0.18%	—	1.54%	—%	—%

20. SEC Comment: Under the section entitled “Portfolio Managers and Research Team” in the prospectus for the Long/Short Fund, Mr. Ralph Shive and Mr. Michael Shinnick are identified as the lead portfolio mangers for that Fund. Please add disclosure describing the relative responsibilities of each of Mr. Shive and Mr. Shinnick.

Response: Mr. Shive and Mr. Shinnick are equally responsible for making investment decisions for, and the day-to-day management of, the Long/Short Fund. The second paragraph of the section of the prospectus for the Long/Short Fund entitled “Portfolio Managers and Research Team” has been amended to read as follows:

Each of the lead portfolio managers identified below is equally responsible for making investment decisions for the Funds in accordance with the Funds’ investment objective and strategies. The research team, including the lead portfolio managers, is responsible for analyzing securities and making investment recommendations. Both of the individuals listed in the table below are primarily and equally responsible for the day-to-day management of the Funds.

21. SEC Comment: Under the section entitled “Investment Strategies and Risks-Mortgage Related Securities” in the Statement of Additional information (“SAI”) for the Income Fund, please add disclosure regarding the conservatorship of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

Response: The following paragraph has been added after the fourth paragraph of the section entitled “Investment Strategies and Risks-Mortgage Related Securities”:

In September 2008, the FHLMC and FNMA were placed under the conservatorship of the Federal Housing Finance Agency. Also in September 2008, the U.S. Department of the Treasury (i) announced a commitment of indefinite duration to maintain the positive net worth of FHLMC and FNMA in exchange for senior preferred stock and warrants for common stock of the entities, and (ii) took additional steps to provide liquidity to FHLMC and FNMA. It is unclear what effect the conservatorship and actions by the Treasury Department will have on FHLMC and FNMA. FHLMC and FNMA also recently have been the subject of increased scrutiny by Congress, and investigation by federal regulators over accounting and corporate governance matters. The results of any legislation or investigation could adversely affect FHLMC and/or FNMA and, as a result, the payment of principal or interest on mortgage-backed and mortgage-related securities.

22. SEC Comment: Under the section entitled “Portfolio Managers-Management of Other Accounts and Potential Conflicts of Interest” in the SAI for the Income Fund, in the fourth paragraph the compensation of the Fund’s portfolio managers is described as follows: “Each portfolio manager’s compensation consists of a fixed annual salary, plus additional remuneration based on the overall performance of the Sub-Advisor and its affiliates for the given time period, and, to a lesser extent, based on the performance of the Fund managed by that portfolio manager.” Please add additional disclosure regarding whether for these purposes the Fund’s performance is measured on a pre- or post-tax basis, during what time period performance is measured and which benchmark, if any, is used to measure relative fund performance.

Response: The following sentence has been added at the end of the fourth paragraph in the section entitled “Portfolio Managers-Management of Other Accounts and Potential Conflicts of Interest”:

For the purposes of determining the portfolio manager’s compensation the Fund’s performance is measured on a pre-tax basis for the prior one- and, three- periods against the performance of Morningstar’s High Quality Bond Fund peer group for the same periods.

23. SEC Comment: Please include an updated consent of the Fund’s independent registered public accounting firm with the registration statement.

Response: The consent will be included in a Post-Effective Amendment filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, which will be made promptly after the merger of the corresponding Coventry Funds with and into the Funds.

Form N-14

24. SEC Comment: Please include an updated consent of the Fund’s independent registered public accounting firm with the registration statement.

Response: The consent will be included in a Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14.

25. SEC Comment: Under the section “Common Questions and Answers about the Proposed Reorganization- What are the costs and federal tax implications to shareholders in connection with the proposed Reorganization?” in the Combined Proxy Statement/Prospectus, the last sentence of the third paragraph states “The sale of securities by a 1st Source Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could increase the amount of the final distribution it makes before the Reorganization.” Please explain.

Response: There will be no sale of securities by a 1st Source Fund prior to the Reorganization outside the ordinary course of business. The sentence will be deleted from the disclosure.

26. SEC Comment: Under the section “Reasons for the Reorganization” in the Combined Proxy Statement/Prospectus, please provide a further explanation of the factors that the Coventry Board considered in regards to their approval of the proposed Reorganization.

Response: The following disclosure will be added to the section:

1st Source Advisors discussed with the Coventry Board the rapid growth of the 1st Source Funds, the increasing amount of resources necessary to support that growth, the success and visibility of the portfolio managers responsible for the 1st Source Funds and the rising cost of attracting and retaining talented managers. As a result to these developments, 1st Source Advisors reported that its parent, 1st Source Corporation, had began to look for a firm with which it could partner, with the goal of keeping the portfolio management team together and managing the 1st Source Funds. The Coventry Board was informed that 1st Source Advisors had found a partner in Wasatch Advisors. Pursuant to an agreement in principal with WA Holdings, Inc., Wasatch Advisors’ parent company, Wasatch Advisors agreed to assume certain parts of 1st Source Advisors asset management business and to hire the portfolio managers responsible for managing the 1st Source Income Equity Fund and the 1st Source Long/Short Fund. Because the portfolio managers for the 1st Source Income Equity Fund and the 1st Source Long/Short Fund would be employed by Wasatch Advisors, 1st Source Advisors recommended that the 1st Source Funds be reorganized into the three newly organized series of the Wasatch Funds pursuant to the Plan. Under the agreement with WA Holdings, Inc., the portfolio manager for the 1st Source Income Fund would continue as an employee of 1st Source Advisors, which would be retained by Wasatch Advisors to sub-advise the 1st Source Income Fund.

27. SEC Comment: Under the section “Comparison of 1 st Source Funds and Wasatch Funds-What are other key features of the Funds?-Pricing of Funds and Purchase, Exchange and Redemption Procedures” in the Combined Proxy Statement/Prospectus, please provide a summary of the differences between the 1st Source Monogram Funds and the Wasatch-1st Source Funds.

Response: The following section will be amended and read as follows:

Procedures for pricing and procedures and policies relating to the purchase, exchange and redemption of each of the 1st Source Fund’s and each of the Wasatch Fund’s shares are similar. A comparison of the differences in such procedures and policies for the 1st Source Funds and Wasatch Funds is set forth below as well as in Appendix B.

For additional discussion of these policies and procedures for the 1st Source Funds, see “Shareholder Information-”Pricing of Funds Shares,” “Purchasing and Adding to Your Shares,” “Selling Your Shares,” “Distribution Arrangements,” and “Exchanging Your Shares” in the 1st Source Prospectus. For additional discussion of these policies and procedures for the Wasatch Funds, see the section “Wasatch Funds-Shareholder Guide” and “Account Policies” in the Wasatch Prospectus.

Pricing of Fund Shares

Shares of both the 1st Source Funds and the Wasatch Funds are sold at net asset value (“NAV”) per share.

The net asset value per share of each 1st Source Fund is determined at the time trading closes on the New York Stock Exchange (the “NYSE”), normally 4:00 p.m., Eastern time on days when both the NYSE and the Federal Reserve Bank of Chicago are open for business.

The net asset value per share of each Wasatch Fund is determined at the time trading closes on the NYSE, normally 4:00 p.m., Eastern time on days when the NYSE is open for business.

The NAV is calculated by adding the total value of a Fund’s investments and other assets, subtracting its liabilities and then dividing that figure by the number of outstanding shares of the Fund.

An order for purchase, sale or exchange of shares is priced at the next NAV calculated after an order is accepted by a Fund. Only purchase orders accepted by the Funds before 4:00 p.m. Eastern time will be effective at that day’s offering price. On occasion, the NYSE will close before 4:00 p.m. Eastern time. When that happens, purchase orders accepted after the NYSE closes will be effective the following business day.

The Wasatch Funds are open for business on Columbus Day and Veteran’s Day. The 1st Source Funds do not determine NAVs on these holidays since the Federal Reserve Bank of Chicago is closed for business on these days.

Purchasing and Adding Shares

The minimum initial investment and minimum subsequent investments are different for the 1st Source Funds and the Wasatch Funds. The amounts of such investments are set forth in Appendix B. In addition, the Wasatch Funds also have an option for Education Savings Plans where the 1st Source Funds do not have this investment option.

Please note that the Wasatch Funds will waive the account minimums and subsequent investments for current 1st Source Fund shareholders until January 31, 2010.

Redeeming (Selling) Shares

Redemption Fee

The 1st Source Funds do not have a redemption fee. The Wasatch Funds do have a redemption fee and for further detail about the policies regarding such redemption fee See Appendix B. These policies will apply to the newly-organized Wasatch Funds.

Wasatch Funds will waive the redemption fee for all transferring 1st Source Fund shareholders for a period of 60 days following the Reorganization.

Frequent Trading Policies

Both the 1st Source Funds and the Wasatch Funds have a policy to prevent market timing. A summary of these policies are in Appendix B. The Wasatch Funds charge a 2.00% redemption fee to prevent market timing. The 1st Source Funds do not assess a redemption fee.

Exchanging Shares

Both the 1 st Source Funds and the Wasatch Funds have exchange policies and procedures.

In addition, shares of the Wasatch Funds may be exchanged for shares of the WA-Federated Money Market Account, a money market account advised by Federated Investment Management Company (and not by Wasatch Advisors, Inc.) that invests in a diversified portfolio of high quality money market instruments. The WA-Federated Money Market Account and its adviser are not affiliated persons of the Wasatch Funds or Wasatch Advisors, Inc. The shares of the WA-Federated Money Market Account are not offered by the Proxy Statement/Prospectus.

Please see Appendix B for further information regarding the policies that apply to exchanges between the Wasatch Funds and the WA-Federated Money Market Account.

Other Policies

The Wasatch Funds have a formal policy for closing and re-opening its Funds. The policy is described in Appendix B. The 1st Source Funds do not have a formal policy with respect to closing or re-opening of a 1st Source Fund.

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Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes Vice President and Senior Counsel

cc:    R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

October 22, 2008

Mr. Christian Sandoe

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Sandoe:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 44 to the Registrant’s registration statement filed on Form N-1A for the Registrant on September 11, 2008 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on October 17, 2008. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles

cc:    D. Thurber

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